SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

23 October 2006

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released Friday 13 October 2006:

'Block Listing Application'.

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

13 October 2006

Severn Trent Plc – Block Listing Application

Application has today been made to the FSA and to the London Stock Exchange for a block listing of 1,663,663 Ordinary Shares of 97 $^{17/19}$ pence in the Company each to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities.

These Ordinary Shares will be allotted and issued to satisfy future exercises of options under the Severn Trent Sharesave Scheme (1,413,663) and the Severn Trent Share Option Scheme (250,000) and will rank pari passu with the existing issued Ordinary Shares of the Company.

www.severntrent.com

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED

2006 OCT 31 P 3:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

24 October 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Director Declaration'.

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Announcement Body Information:

On 23 October 2006, Severn Trent Plc (the "Company") was notified that Sir John Egan, Chairman of the Company, has been appointed as an independent non-executive director of Governance for Owners.

www.severntrent.com